Exhibit (a)(18)

FINAL TRANSCRIPT

Conference Call Transcript

VMSI - Q3 2007 Ventana Medical Systems Earnings Conference Call

Event Date/Time: Oct. 18. 2007 / 2:30PM PT

CORPORATE PARTICIPANTS

Shawnee Sizemore

Ventana Medical Systems, Inc.

Chris Gleeson

Ventana Medical Systems, Inc. - President, CEO

Larry Mehren

Ventana Medical Systems, Inc. - SVP, CFO

CONFERENCE CALL PARTICIPANTS

Jon Wood

Banc of America Securities - Analyst

Tim Lee

Caris - Analyst

Peter Lawson

Thomas Weisel - Analyst

Bruce Jackson

RBC Capital Markets - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Q3 2007 Ventana Medical Systems earnings conference call. At this time, all participants are in listen-only mode. We will conduct a question-and-answer session toward the end of this conference. (OPERATOR INSTRUCTIONS).

I would now like to turn the call over to [Shawnee Sizemore]. Please proceed, ma’am.

Shawnee Sizemore - Ventana Medical Systems, Inc.

Good afternoon. This conference call contains certain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include but are not limited to statements regarding subjective operating results or revenue and market growth and operating margins and anticipated product and technology development and placement. These forward-looking statements are subject to numerous risks and uncertainties, and actual results may vary materially. We may not achieve projected future operating results, and product and technology development activities may not be as successful as we expect, in terms of the timing of product availability to the market or customer rates of adoption. Ventana’s projections, while presented with numeric detail, are necessarily based on a variety of estimates and assumptions which, though considered reasonable by Ventana, may not be realized and are inherently subject to significant business, economic, competitive, industry, regulatory, market and financial uncertainties and contingencies, many of which are and will be beyond Ventana’s control. Ventana cautions that no representations can be made or are made as to the accuracy of these projections or to Ventana’s ability to achieve the projected results.

Other risks and uncertainties include risks associated with the development, manufacturing, marketing and sale of medical products, competitive factors, general economic conditions, legal disputes and government actions, and those other risks and uncertainties contained in our most recent annual report filings with the Securities and Exchange Commission, the SEC, on Form 10-K and all subsequent SEC filings. Copies of filings with the SEC are available through the SEC’s electronic data government analysis retrievable system, EDGAR, at www.sec.gov.

We undertake no obligation following the date of this conference call to update or revise our forward-looking statements or to update the reasons actual results could differ materially from those anticipated in forward-looking statements. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of today’s date. Past performance is not indicative of future results. We cannot guarantee any future operating results, activities, performance or achievements.

Ventana stockholders should read the Company’s solicitation/recommendation statement on Schedule 14D-9, which was filed with the Securities and Exchange Commission on July 11, 2007 and any amendments or supplements thereto. The Company’s solicitation/recommendation statement sets forth the reason for this recommendation of the Ventana Board and related information. The solicitation/recommendation statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov or Ventana’s website at www.ventanamed.com or from Ventana’s information agent, Innisfree M&A Incorporated at number 888-750-5834.

I would now like to turn the call over to Ventana’s President and Chief Executive Officer, Chris Gleeson. Chris?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

Thanks, Shawnee. Good afternoon and welcome to Ventana’s third-quarter earnings conference call. I’m joined on the call today by our Chief Financial Officer, Larry Mehren.

Our format for today’s call is as follows. First, Larry and I will discuss operating results for the third quarter of 2007. Larry will provide a detailed overview of the special charges we incurred in the quarter. I will then provide an update on our performance against key objectives for our respective businesses in advanced staining, primary staining and companion diagnostics. Finally, I will provide a perspective on the remainder of the year and discuss our guidance for 2008 and 2009.

Turning to the quarter, our strong performance in 2007 continued for the 29th consecutive quarter and extended across each of our business areas. We achieved strong operating performance and accelerating top-line growth, beating both revenue and EPS targets. We were also able to increase our guidance for 2007 and affirm it for 2008 and 2009, demonstrating our confidence in the strength of our market leadership and long-term growth opportunities. We are happy with Ventana’s overall momentum, and look forward to realizing even more value as we continue to execute against our strategic plan.

Specifically, total sales for the third quarter were $75.7 million, 28% ahead of the same quarter in 2006 and an acceleration in our top-line growth resulting in our highest quarter-over-quarter performance for several years. Our reagent and other business was strong, with nearly 30% growth versus the same prior-year quarter.

Instrument revenues were up by 24% from last year, driven by capital costs for SYMPHONY, our new primary staining platform. Momentum in this business continued, with 20 new orders received, up from 15 in Q2. The robust demand continues, and I’m pleased to report that we have received an additional 12 SYMPHONY orders in October, and we expect this upward trajectory to continue for the remainder of the quarter and, of course, into 2008. Larry will discuss the impact of the strong SYMPHONY activity on our financial outlook.

Growth in our North American business continued, with revenues of $54.3 million, up about 28% from Q3 of last year. Our international businesses also grew in the quarter, reporting revenues of $21.4 million, up nearly 31% from Q3 of 2006, or 24% better after excluding the favorable foreign exchange in the quarter.

Third-quarter gross margin of 75.3% was slightly down from last year’s 76.6%, due mainly to improved production planning in 2007, providing greater consistency in quarter-to-quarter gross margin. We do expect gross margins will migrate upwards in 2008.

As you are aware, new product development remains a top priority for us, and we invested approximately $11 million in R&D in the third quarter, up 41% compared to the $7.7 million spent in the third quarter of last year. The yield from our product development activity is at an all-time high, and this is evident in our new product pipeline, which is extensive across both platform and life science reagent systems.

Our SG&A investment was 45% of sales, up from last year. In absolute dollar terms, we invested an incremental $8.6 million in our commercial organizations. Included in this number is $4.3 million for one-time litigation expenses associated primarily with the CytoLogix trials. Year to date, we have spent $7.8 million on litigation expenses, the majority of which will be nonrecurring, thus providing us with an EPS tailwind going into 2008.

In addition to these legal expenses, we also incurred substantial one-time costs in the quarter that are included in the special charge line. Larry will go into these in more detail shortly, but they total $12.5 million and constitute net costs associated with the CytoLogix damages award, the Spring BioScience acquisition, the Roche hostile bid and the offsetting credit resulting from the Danaher/Vision settlement.

Therefore, as a direct result of these one-time special items, our 2007 Q3 GAAP income from operations was negative $1.5 million, compared to $11 million in 2006. Conversely, our Q3 non-GAAP income from operations was $11.1 million.

Reported EPS was $0.01 per diluted share. However, when the special charges associated with CytoLogix, Spring BioScience, Roche and the Danaher/Vision gain are excluded, our adjusted EPS was $0.22 per diluted share.

I’m now going to hand the call over to Larry, who will provide more detail on the special charges for the quarter, as well as speak to our balance sheet and cash flow. Larry?

Larry Mehren - Ventana Medical Systems, Inc. - SVP, CFO

Thanks, Chris, and good afternoon, everyone. As mentioned, in the quarter we recorded a net special charge of $12.5 million before taxes and $7.6 million net of tax, resulting in a $0.21 decrease in GAAP EPS. Let me detail the components of this charge.

First is the judgment awarded to CytoLogix. This payment, including $3.9 million of interest less our existing reserve, totaled $9.7 million pretax, $5.9 million after tax.

Next are Roche-related activities. This charge is primarily comprised of fees paid to our bankers, attorneys and other outside advisors. It totals $6.5 million before taxes and $4.1 million after tax.

Third is the Spring BioScience transaction write-off for in-process R&D. This charge totaled $1 million before taxes and $600,000 after tax.

Lastly, the Danaher/Vision settlement, which has a positive impact of $4.7 million before taxes and $3 million after tax.

Thus, on a full-year basis, total charges were $13.6 million or $8.3 million net of tax, when including the previously reported second-quarter charge of $1.1 million for Roche-related activities. This results in a corresponding reduction in GAAP EPS of $0.23 for the year.

Let me now turn to our balance sheet and cash flow, both of which are strong. Our balance sheet remains solid. We have about 64 days sales outstanding in accounts receivable at quarter end, or one day more than last year and two more than prior year. This year-over-year increase is due primarily to revenue growth, both in Europe and large accounts in the US, where terms are slightly longer.

Days sales in inventory at the end of the quarter is 116, which is three days more than last quarter and consistent with the third quarter of 2006. The increase is due primarily to SYMPHONY-related production scale-up.

Turning to cash, we finished the quarter with $42.8 million in cash and investments after the purchase of Spring BioScience Corporation for $40.9 million. Operating cash flow for the quarter was $16.7 million versus $14.5 million in the third quarter of 2006. This increase is primarily due to net income growth versus the prior year. Year-to-date cash in-flow was $1.9 million versus $900,000 for the first nine months of 2006.

Let me now turn the call back to Chris to discuss our business units in detail and our outlook. Chris?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

Thanks, Larry. Let’s now look specifically at each of our businesses.

Starting with our core business of advanced staining, we again saw excellent performance in the quarter. Throughout the past several years and continuing in 2007, we have consistently been gaining market share on a global basis, and this strong performance continued in Q3. Led by strong growth in consumables, the real indicator of underlying growth, our advanced staining business is going from strength to strength, and we expect this to continue well into the future.

In 2008, we will launch several new high-impact products — a new high-end advanced staining platform, UltraPlex, which is a multi-functional system that will provide rapid same-day gene and protein testing; V-LINK, an integrated information management system; a new FDA-approved gene test using SISH technology for patients who may respond to Herceptin therapy; and nearly 10 new diagnostic antibody tests. These are very substantial product launches that will extend and deepen our leadership position in advanced staining and cancer diagnostics, while significantly adding to revenues and profits in 2008 and beyond.

Our installed base grew 10% versus Q3 of last year to approximately 6,800 systems worldwide. Gross placements for the quarter were 247 and net placements 207, driven by new customers and upgrades to our existing customers.

A key measure of the health of our business is the growth in our annuity stream from our ever-larger installed base of systems and high-value diagnostic tests. In Q3, our average consumable annuity increased 10% to $31,750 per instrument, up from $28,780 per instrument in the same quarter of 2006.

In 2008 and beyond, we expect revenues from our Spring BioScience acquisition to meaningfully add to our consumable annuity in advanced staining. Spring BioScience will continue to operate as a stand-alone entity, and while it will become the primary source of antibodies used in our routine advanced staining and companion diagnostic businesses, we will also be investing to build it into a major provider of antibodies and related products to the global research and OEM markets. Spring has the potential to become a substantial, highly profitable business, and we intend to develop it accordingly.

All in all, the performance of our advanced staining business is exceeding our expectations. We are overtaking the competition, and our global sales forces are executing with high precision, driving major market-share gains in this segment.

Turning now to a future driver of growth, SYMPHONY, and the opportunity it provides us in the largest market segment, primary staining, which is approximately 20 times the size of the advanced staining market, based on volume. Q3 was a very strong quarter for new orders, with 20 received, a 33% increase over Q2 and consistent with our expectations for this new product. Another good indicator for us is that we have, as I mentioned earlier, already received an additional 12 new orders for SYMPHONY in October, so we’re off to an excellent start in this last quarter of 2007.

Field operations of our installed base is very good, and the majority of our customers are pleased with our new staining protocol. Both instrument reliability and staining performance will continue to advance as we continue our program of improvement for SYMPHONY into 2008, which is a normal activity for new systems at Ventana, once they move into the final post-launch phase of the product development cycle.

We continue to fund and expand our external clinical studies in support of the price-value proposition, and an additional three abstracts are being presented at the National Society of Histology meeting this month. Numerous other studies are underway at a variety of hospitals, and we expect a continual flow of positive news through 2008.

Finally, our dedicated primary staining sales force is in place, and they are executing against very full sales funnels in the target segment we have chosen for SYMPHONY at this stage of its introduction to the tissue-based diagnostic testing market.

SYMPHONY continues to make excellent progress. As we move towards the end of the year and into 2008, we are confident this exciting new system will make a significant contribution to our business in 2008 and become a major driver of growth in 2009 and beyond, consistent with the guidance we gave at the end of last quarter.

I will now move to companion diagnostics, an area of significant investment and high potential for Ventana. It has become clear that companion diagnostics will be a key factor in the development and administration of many of the new cancer therapies. In fact, the FDA has recognized and has emphasized the importance of facilitating the development of these test/therapy combinations.

Companion diagnostics, which may be gene or protein-based, are used to identify potential responders to new drugs versus patient nonresponders by detecting specific or multiple abnormal biomarkers that are known to respond to the new drugs. In cancer, these protocols are most likely tissue-based tests, and the technology used for the tests will be immunohistochemistry and/or in situ hybridization, both core Ventana competencies.

The companion diagnostics will normally be developed pre-Phase I and used to select patients for the clinical trial, and on the assumption of drug approval by the FDA will then be used to identify the same patient sub-population in routine clinical practice. Our global installed base of platforms will act as the vehicle for this companion diagnostic test to be made available as the drug is approved across the world. We believe that with our unique capabilities, only Ventana can capitalize on this opportunity.

Recently, we held a symposium in New York focusing on educating shareholders and others on the value that companion diagnostics will bring to many stakeholders, including patients, payers, pharma companies and, of course, diagnostic companies such as Ventana. The event was very well-attended, and feedback from attendees indicated that they now have a much better appreciation of companion diagnostics and the valuable role they will play in the future administration of cancer therapeutics to patients worldwide.

Bottom line, our partnerships with most major pharma companies and our internal investment in building capabilities in this area will, we believe, allow Ventana and its portfolio of high-value tissue-based tests to be at the forefront of the new wave of personalized medicine. This leadership position in tissue-based cancer diagnostic tests will be a major contributor to our growth in the 2011 to 2016 time period, and is today a significant — albeit increasingly better understood — component of our Company’s value.

In summary, operational performance was excellent in Q3, and this is consistent with the result we delivered in both Q1 and Q2 of this year, and really a continuation of the successful growth of our business over the past years. In particular, year-over-year reagent consumable growth of nearly 30% is an excellent indicator of the success we are experiencing in the advanced staining market and the strength of our underlining business.

New orders for SYMPHONY were strong and a record for a single quarter. Instrument revenues were also very good, and were boosted by capital sales conversions for SYMPHONY.

Gross margins were solid and R&D spending was essentially in line with the investment profile we outlined at the start of the year. SG&A spending was higher than expected, driven exclusively by nonrecurring litigation expenses.

It should be noted that in full year 2007, we expect to incur approximately $10 million of litigation-specific expenses, most of which will not reoccur in 2008. The impact this year of these expenses was significant. But as we look ahead, these dollars will drop to the operating income line next year, strongly supporting our view of the inherent leverage to be obtained across our P&L in 2008 and beyond.

Turning to guidance, and on the back of our strong performance in Q3, we are increasing guidance for the year on both the revenue and EPS lines. Our new guidance for full year 2007 is for revenues to be in the range of $296 million to $300 million, which represents approximately 25% growth over prior year, and EPS excluding any special charges to be approximately $0.03 higher than our previous guidance. In addition, we are increasing our guidance for SYMPHONY orders in 2007 to be between 60 and 70 systems.

Regarding 2008 and 2009, we affirm the guidance we provided on September 5. Furthermore, we believe the continued strong performance across each of our business areas in 2007 is indicative of the revenue and earnings power of this business, and supports what we have been stating in regard to the real value of Ventana.

As it relates to the Roche offer, our comments remain the same. Over the last 20 years, Ventana has been singularly focused on generating value for its stockholders. As a global leader in tissue-based diagnostics, we have robust growth engines in both our core advanced staining and emerging primary staining businesses. By harnessing these growth engines, taking advantage of our unique position in companion diagnostics and leveraging our industry-leading infrastructure, Ventana can deliver strong financial performance and drive significant stockholder value well into the future, value significantly beyond Roche’s offer. For all these reasons, the Board of Ventana continues to believe that the offer from Roche is inadequate, based on value, and not in the best interests of shareholders.

That’s the end of our formal presentation. We are now happy to take questions. Thank you.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Jon Wood, Banc of America Securities.

Jon Wood - Banc of America Securities - Analyst

The reagents growth, 29% — any view on what SYMPHONY added to that number incrementally, year over year?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

At this stage, it’s still very minimal. The systems are really coming up to speed. I haven’t got the exact breakout, but it’s not significant at all. Next year, it will start to become significant.

Jon Wood - Banc of America Securities - Analyst

Then the instrument sales growth was pretty high. How was the capital operating lease mix tracking? What are you experiencing on the SYMPHONY system in the mix?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

We’re expecting — I think we have alluded about a 50/50 mix going forward. On the advanced staining, it’s a little higher on the capital side, but we did have a couple of good closes on SYMPHONY in the quarter, and that, of course, drove some of the growth.

Jon Wood - Banc of America Securities - Analyst

Then on the 20 orders, any view on how many of those are higher-volume labs?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

Our target segment is in the 90,000 area. We have several that are higher volume, but the majority of them are in the target segment, which is where our sales forces are focused.

Jon Wood - Banc of America Securities - Analyst

And the price is holding at over $2 per slide, on average?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

On average, it is, yes.

Operator

Tim Lee, Caris.

Tim Lee - Caris - Analyst

Nice results here this quarter. Just on the SYMPHONY system, just to make sure I’m doing my math right here, I think through the first nine months I think you had 38 placements. You got another 12 here already through October, so I think that brings me up to 50 systems, with the general bolus of system orders near the year end. Should we think 60 to 70 systems could end up being conservative?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

Now, look, that’s the number that we believe. We’ve upped it from 55, I think, to 65. The number that we are guiding to is in the 60 to 70 systems. If we do more, that will be very nice.

Tim Lee - Caris - Analyst

What has been helping accelerate the placement rate? Have the recently published papers and some of the abstracts that promote the value proposition of SYMPHONY — have they been contributing to the order rate?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

Everything has been contributing. We have obviously — the reliability of the system and the performance of the stain now is very robust. Still work to do through 2008, which is always the case on new products. But the papers — I mean, [I have some referenced] accounts, and we’ve got a pretty talented sales force. The overall value proposition with SYMPHONY is starting to get some traction.

Tim Lee - Caris - Analyst

Just in terms of Roche, has there been any conversations here on that front?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

No comment on that at all.

Tim Lee - Caris - Analyst

On that follow-up, right now you have got your bankers working on more of a defense. But when do you engage your bankers to seek alternative strategic options and kind of look at all your viable options here, from a shareholder prospective?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

Well, I would answer by saying that what we’ve said all along is that it is our goal and the Board’s goal to maximize shareholder value. Clearly, we will do whatever we need to be doing, to do that.

Operator

Peter Lawson, Thomas Weisel.

Peter Lawson - Thomas Weisel - Analyst

I wonder if you could talk about the current increase in costs. How much of that is associated with SYMPHONY, and how much of that could disappear in 2008?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

The increasing costs? What costs?

Peter Lawson - Thomas Weisel - Analyst

Sequential SG&A costs.

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

I haven’t got the exact breakout. What I can tell you is that, as I mentioned in the script, that there’s $4 million in there, $4 million plus for the CytoLogix trial and related matters. So that will not reoccur.

In terms of the sales force, both the advanced staining sales force in the US and the SYMPHONY sales force in the US are pretty much at full strength. So obviously, we look to leverage that next year. But we’re not looking to reduce the size of our sales force under any circumstances.

Peter Lawson - Thomas Weisel - Analyst

Is that going to be increased in Q4 and going forward, or is it at the right level now?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

We’re at the right level. I think that what we’ll see next year is maybe some increase in the support staff, as more systems are installed. But we have, upfront, built the sales force, and now they are starting to turn it up, and you’ll get that leverage in 2008 and 2009 which we’ve talked about, in terms of being able to deliver those profit numbers.

Peter Lawson - Thomas Weisel - Analyst

Could you provide us with some color on the geographical growth and what areas are growing? Is it just the secondary staining, or are you seeing primary staining growth in rest of the world?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

No, the SYMPHONY system has not been launched in Europe at all. But just generally, quite honestly, we’re just seeing solid growth globally in our advanced staining business. I think that some of the competitive environments are being challenged, and our sales guys in Europe and Asia and Japan are really capitalizing on that.

Peter Lawson - Thomas Weisel - Analyst

Which are the areas that are really leading growth outside the US?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

Europe is the main one.

Peter Lawson - Thomas Weisel - Analyst

Just one quick question on the income statement. There was higher-than-expected non-operating income. Was there anything in there that’s new, from acquisitions or something?

Larry Mehren - Ventana Medical Systems, Inc. - SVP, CFO

No, there really wasn’t.

Operator

Bruce Jackson, RBC Capital Markets.

Bruce Jackson - RBC Capital Markets - Analyst

Nice quarter. A couple of follow-up questions on SYMPHONY. You have been talking about the orders received. How many instruments were actually shipped during the quarter?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

I think we installed about 15 or 16 systems.

Bruce Jackson - RBC Capital Markets - Analyst

Can you talk to us a little bit about how the slide-per-instrument number is running in terms of the utilization rate?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

Well, the utilization rates at this stage are certainly not where they will be in 2008, as they get validated and get signed off by the pathologists. But what I can tell you is that the target market segment, which is around the 80,000, 90,000 tests per year, slides per year, is a very rich segment for us. The majority of the orders that we are getting are in that. We have had a couple in the 200,000 and 250,000, as you’re probably aware. But the majority of them are in that area. We will expect those to be up and running Q1, Q2 next year.

Bruce Jackson - RBC Capital Markets - Analyst

Do you have a SYMPHONY revenue number that you can share with us?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

No.

Bruce Jackson - RBC Capital Markets - Analyst

Okay, (inaudible). You said that SYMPHONY didn’t contribute a lot to the reagent volume growth this quarter, but the reagent revenue growth was quite strong. What was contributing to that?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

It’s essentially advanced staining.

Bruce Jackson - RBC Capital Markets - Analyst

Moving over to the companion diagnostics program, with these trials that are going on right now, do you get revenue from these various pharmaceutical trials?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

Yes, we do. We get service fees.

Bruce Jackson - RBC Capital Markets - Analyst

Is that contributing to revenue?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

I don’t — I mean, it contributes, but not much. I think they’re really just starting on some of those with the [major work].

Bruce Jackson - RBC Capital Markets - Analyst

Finally, in terms of how you’re communicating with your friends over in Switzerland, have you had any communication at all since they made the tender offer, anything in addition to what has been seen in the press?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

We’re making no comment on that.

Bruce Jackson - RBC Capital Markets - Analyst

Have you had discussions with any other companies?

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

As I answered previously, what I can say to you is that the Board is committed to maximizing the value for shareholders. So whatever that results in doing, we will do appropriately.

Operator

There are no further questions in queue.

Chris Gleeson - Ventana Medical Systems, Inc. - President, CEO

Well, thank you very much for your time today. I appreciate it. Certainly, the management team and the whole group of our employees at Ventana are very committed to driving the business, as we have been doing. We’ll talk to you at the next quarter. Thank you.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect, and have a good day.